

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Mr. Craig S. McKasson
Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place, Sixth Floor
Charlotte, NC  28277

**Re: Premier, Inc.**
**Form 10-K for the fiscal year ended June 30, 2014**
**Filed September 4, 2014**
**File No. 1-36092**

Dear Mr. McKasson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 58

1. It appears your presentation of pro forma consolidated results on page 59 represents a full Non-GAAP statement of operations.   Please clarify how you considered the guidance in Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

2. The above comment notwithstanding, please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide a quantitative reconciliation for your pro forma consolidated results of operations on page 59. Additionally, please tell us how you determined it was not necessary to identify this information as non-GAAP.

3. Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide a quantitative reconciliation for your pro forma net income in the first row of the table on page 60, the pro forma net administrative fees line item in the table at the bottom of page 61, and the pro forma adjusted EBITDA for the Supply Chain Services segment in the table on page 64. Additionally, please tell us how you determined it was not necessary to identify this information as non-GAAP.

Financial Statements

Notes to Consolidated Financial Statements, page 88

(3) Significant Accounting Polices, page 95

4. We note you have disclosed your accounting policy for business combinations within your critical accounting policies and estimates discussion in your MD&A. In future filings, please also include this accounting policy within your significant accounting policies footnote.

Revenue Recognition, page 99

Multiple Deliverable Arrangements, page 100

5. Please tell us how you have met the disclosure requirements of Section 605-25-50-2 of the Accounting Standards Codification as it relates to multiple-element arrangements you have (whether it be based upon multiple services provided or a combination of products and services provided to your members/customers) that can impact the timing or amount of revenues to be recognized.

(16) Segments, page 111

6. Please tell us how you have complied with paragraph 30b of ASC 280-10-50, or tell us how you determined it was not necessary to reconcile Segment Adjusted EBITDA to Income before income taxes.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant